Filed Pursuant to Rule 433

Registration No. 333-190682

October 28, 2014

PRICING TERM SHEET

GATX Corporation 2.600% Senior Notes due 2020

Issuer:	GATX Corporation

Security:	2.600% Senior Notes due 2020

Size:	$250,000,000

Maturity Date:	March 30, 2020

Coupon:	2.600%

Interest Payment Dates:	March 30 and September 30, commencing March 30, 2015.

Price to Investors:	99.500%

Benchmark Treasury:	UST 1.750% due September 30, 2019

Benchmark Treasury Price and Yield:	101-05 3/4; 1.500%

Spread to Benchmark Treasury:	T+120 bps

Yield to Maturity:	2.700%

Redemption:	At any time prior to February 29, 2020, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value at Treasury rate plus 20 basis points; and on or after February 29, 2020, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date.

Expected Settlement Date:	October 31, 2014 (T+3)

CUSIP/ISIN:	361448 AV5 / US361448AV58

Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Managers:	BMO Capital Markets Corp. U.S. Bancorp Investments, Inc. KeyBanc Capital Markets Inc. Mizuho Securities USA Inc. PNC Capital Markets LLC The Williams Capital Group, L.P. Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Morgan Stanley & Co. LLC at 1-866-718-1649.